UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TruckBux Inc.

Legal status of issuer

　　Form
　　C-Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　November 12, 2019

Physical address of issuer
701 Brazos Street, Austin, TX, 78701

Website of issuer
https://truckbux.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	139,980	$13,124
Cash & Cash Equivalents	134,274	$10,457
Accounts Receivable	N/A	N/A
Short-term Debt	N/A	N/A
Long-term Debt	298,335	$123,000
Revenues/Sales	2,444	$12,532
Cost of Goods Sold	$36,050	$80,479
Taxes Paid	N/A	N/A
Net Income	($255,799)	($67,947)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials



EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 19, 2021

TruckBux Inc.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Truckbux Inc. is a Delaware C-Corporation, formed on November 12, 2019. TruckBux LLC. ("the Company") was founded as a limited liability company on November 18, 2016 in the State of Pennsylvania. On November 26, 2019, the Company converted from an LLC to a C-Corporation under the laws of the State of Delaware and changed their name to TruckBux, Inc.

The Company is located at 701 Brazos Street, Austin, TX, 78701

The Company's website is https://truckbux.com/

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. We have filed this report as of the filing date above, and the report may be found on the company's website at https://truckbux.com/investors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are

inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The reviewing CPA for the Regulation CF filing had included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $152,718 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon:
1. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings or keep meeting minutes from its board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. Further, the Company is also not legally required to record and retain meeting minutes when it does conduct board meetings. However, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company will hold regular board meetings and/or keep formal board meeting minutes in the future.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak

could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
After being almost non-existent just a decade ago, there are now over 25,476 food trucks in the U.S. and the booming industry is now over $2.7+ Billion.

Business Plan
Off-premise dining models such as food trucks, ghost kitchens, and delivery now drive the majority of traffic in the restaurant industry. Mobility has surpassed brick and mortar. After all, food trucks are mobile ghost kitchens - uniquely positioned now more than ever.

The Problem:
However, Food Trucks: (1) have very long lines, (2) have inflexible payment options as 62% are cash only, & (3) are extremely difficult to locate. This lack of innovation results in customer frustration, and a loss in potential sales for the food truck.

The Solution:
Our app allows customers to find nearby food trucks & order ahead for pickup & delivery. They can pay using Venmo, Apple Pay or card.

For Food Truck Owners:
Food Trucks owners have their own app which can be used on a smartphone device or tablet. It also allows them to receive incoming pickup & delivery orders, set their live location, maintain control of menu & hours, and receive sales analytics for any custom date range and detailed data analytics.

Why Food Trucks Are Uniquely Positioned now, more than ever:
The Restaurant industry is undergoing changes amidst the crisis - and this pandemic has validated off-premise dining models (food trucks, ghost kitchens, delivery). After all, food trucks are mobile ghost kitchens. Given that all events and gatherings have been cancelled, vendors are now overwhelmingly seeking online ordering platforms that provide pickup & delivery to reach customers during the pandemic. We believe TruckBux is the ultimate solution. Having recently integrated with Postmates and now having the ability to deliver in all 50 states, we've seen a high influx of food trucks joining our platform. We understand their challenges and build strong relationships with our partnered vendors. Our mission is to help the food truck industry thrive through technology.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nick Nanakos	Founder & CEO	Founder & CEO of Truckbux; Responsibilities include: All company oversight, management, hiring, fundraising, sales, operations. Finalizing all decisions.
Fidel Boamah	Creative Director	Creative Director of Truckbux; Responsibilities include: Design, Brand guidelines, UI/UX development,

		creative hiring, management, operations.
Summit Singh	CTO	CTO of Truckbux; Responsibilities include: Tech oversight, management, operations, code, development, task delegation, tech hiring.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	8,000,000	YES	100%	N/A
SAFE Notes	$160,000	N/A	N/A	N/A
Crowd Notes	$212,000	N/A	N/A	N/A

The Company has the following debt outstanding:

Long-Term Liabilities	Amount Outstanding
Convertible Note	$175,000
Crowd Note Terms	$123,335
SAFE Contributions	$210,000
Total Long-Term Liabilities	**$508,335**

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon:

4. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements
5. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
6. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation

Ownership
A majority of the Company is owned by one individual. That individual is Nick Nanakos

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nick Nanakos	6,400,000 Common	79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
TruckBux LLC. ("the Company") was founded as a limited liability company on November 18, 2016 in the State of Pennsylvania. On November 26, 2019, the Company converted from an LLC to a C-Corporation under the laws of the State of Delaware and changed their name to TruckBux, Inc. The Company is headquartered in Houston, Texas. The Company operates and maintains its mobile platform that connects customers to nearby food truck vendors.

Liquidity and Capital Resources
We have approximately $134,274 in cash on hand as of December 31, 2020 which will be used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets,

such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	August 2020	Regulation CF	Crowd Note	$212,700	Working Capital
Pre-Seed	July 2018	4(a)(b)	SAFE Note	$160,000	Working Capital
Other	October 2017	4(a)(b)	Common Equity	$40,000	Working Capital

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors,

i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
None.

OTHER INFORMATION

Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid / sell or transfer of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless/Notwithstanding the foregoinog, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors have previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nick Nanakos
_____
(Signature)

Nick Nanakos
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nick Nanakos
_____
(Signature)

Nick Nanakos
_____
(Name)

Founder & CEO
_____
(Title)

April 19, 2021
_____
(Date)

/s/Fidel Boamah
_____
(Signature)

Fidel Boamah
_____
(Name)

Creative Director
_____
(Title)

April 19, 2021
_____
(Date)

/s/Summit Singh
_____
(Signature)

Summit Singh Thakur
_____
(Name)

CTO
_____
(Title)

April 19, 2021
_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



TRUCKBUX

TruckBux, Inc.
Reg CF Financials (unaudited)

Company Certified Financials

2020

Nicholas Nanakos

Nicholas Nanakos
CEO & Founder | TruckBux

TruckBux, Inc.

I certify that these financial statements are true and complete in all materials aspects.

Nicholas Nanakos

Nicholas Nanakos
CEO & Founder | TruckBux

TruckBux, Inc.
Profit and Loss (unaudited)
January - December 2020

		Total
Income		
Sales of Product Income		38,494.19
Total Income	$	**38,494.19**
Cost of Goods Sold		
Vendor Payout		36,049.85
Total Cost of Goods Sold	$	**36,049.85**
Gross Profit	$	**2,444.34**
Expenses		
Accountant		10,539.00
Advertising & Marketing		60,965.95
ATT Data Expense		5,484.65
Bank Charges & Fees		474.50
Car & Truck		93.51
Computer Equipment		9,340.62
Contractors		5,000.00
Employee Relations		809.85
Insurance		121.53
Legal & Professional Services		7,274.27
Meals & Entertainment		2,145.80
Office Supplies & Hardware		2,720.79
Outside Contractor / Intern		21,224.50
Owner Guaranteed Payment		20,380.00
Salaries & Wages		41,226.22
Payroll Processing Fees		1,703.40
Payroll Tax Expense		7,798.58
Total Salaries & Wages	$	**50,728.20**
Software & Subscriptions		11,952.23
Taxes & Licenses		1,502.00
Telephone/Cell Phone		1,016.32
Travel		6,705.52
Utilities		1,088.49
Vehicle Expense		1,794.24
Website Expenses		294.44
Total Expenses	$	**221,656.41**
Net Operating Income	-$	**219,212.07**
Other Expenses		
Fundraising Expenses		36,587.50
Total Other Expenses	$	**36,587.50**
Net Other Income	-$	**36,587.50**
Net Income	-$	**255,799.57**

Wednesday, Mar 03, 2021 01:27:25 PM GMT-8 - Accrual Basis

TruckBux, Inc.
Balance Sheet (unaudited)
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
TD Bank Escrow		1,561.50
TD BUSINESS CONVENIENCE PLUS (2892)		132,712.65
Total Bank Accounts	$	134,274.15
Other Current Assets		
Loan to N. Nanakos		5,706.09
Uncategorized Asset		0.00
Total Other Current Assets	$	5,706.09
Total Current Assets	$	139,980.24
TOTAL ASSETS	$	139,980.24
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Convertible Note		298,335.00
SAFE Contributions		
Christoper Lazzaro		20,000.00
Connor Linn		10,000.00
EES Ventures		25,000.00
Eric Normand		50,000.00
Metzger Ventures Capital Contribution		25,000.00
Michael Merryman		10,000.00
Paul Silver		20,000.00
Wheelhouse Digital Studios		50,000.00
Total SAFE Contributions	$	210,000.00
Total Long-Term Liabilities	$	508,335.00
Total Liabilities	$	508,335.00
Equity		
Cam Capital Contribution		175.00
Cam Capital Distribution		-100.00
Francisco Capital Contributions		5,000.00
Nick Capital Contribution		100.00
Nishan Capital Contribution		10,000.00
Paul Silver Equity		20,000.00
Retained Earnings		-152,730.19
Yvonne Capital Contributions		5,000.00
Net Income		-255,799.57
Total Equity	-$	368,354.76
TOTAL LIABILITIES AND EQUITY	$	139,980.24

TruckBux, Inc.
Statement of Cash Flows (unaudited)
January - December 2020

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

    Loan to N. Nanakos

  Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

FINANCING ACTIVITIES

  Convertible Note

  SAFE Contributions:Christoper Lazzaro

  SAFE Contributions:Metzger Ventures Capital Contribution

  SAFE Contributions:Paul Silver

  SAFE Contributions:Wheelhouse Digital Studios

Net cash provided by financing activities

Net cash increase for period

Cash at beginning of period

Cash at end of period

	Total
	-255,799.57
	-5,706.09
-$	**5,706.09**
-$	**261,505.66**
	298,335.00
	10,000.00
	25,000.00
	2,000.00
	50,000.00
$	**385,335.00**
$	**123,829.34**
	10,444.81
$	**134,274.15**